SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

(Rule 13d-2-101)

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INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

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CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

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Common Stock, no par value

(Title of Class of Securities)

G211OU 10 9 (formerly, 169406 30 3)

(CUSIP Number)

Wong Wah On Edward

Room 2105 West Tower, Shun Tak Centre

200 Connaught Road C.

Sheung Wan, Hong Kong

(852) 2810-7205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G211OU 10 9		13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Anka Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. G211OU 10 9		Page 3 of 4 Pages

The Reporting Person filed a statement on Schedule 13D to disclose its acquisition of 244,897 shares of the Issuer’s Common Stock on March 31, 2001 (the “Initial Statement”). On August 6, 2003, the Reporting Person filed Amendment No. 1 to the Initial Statement to report its disposition of 98,753 shares of the Issuer’s common stock (“Amendment No. 1”). With the exception of the Cover Pages, and except as modified by this Amendment No. 2, the Initial Statement and Amendment No. 1 are hereby incorporated by reference.

Item 5.

Interest in Securities of the Issuer

(a)

On February 3, 2006, the Issuer issued 9,980,593 common shares in connection with its acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited. As a result of such issuance, the Reporting Person owns less than 5% of the outstanding capital stock of the Issuer. The number of shares and percentage reported in Items 11 and 13 does not include (a) 80,000 shares owned of record by Wong Wah On Edward (an executive officer, director and principal shareholder of the Reporting Person and an executive officer and director of the Issuer) or (b) 80,000 shares owned of record by Tam Cheuk Ho (an executive officer, director and principal shareholder of the Reporting Person and an executive officer and director of the Issuer). The Reporting Person disclaims beneficial ownership of the shares owned by Wong Wah On Edward and Tam Cheuk Ho.

(b)

The Reporting Person no longer owns any common shares of the Issuer.

(c)

The following table describes the only transactions effected by the Reporting Person in the securities of the Issuer during the preceding 60 days:

Date	Number of Shares Sold	Price per Share	Type of Disposition
2/24/2006	144,897	$13.50	Private Sale

Item 7.

Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2006

ANKA CAPITAL LIMITED
By:	/s/ TAM CHEUK HO
Tam Cheuk Ho, Director